CORPORATE PRESENTATION - Q3 2019 RESULTS - OCTOBER 29, 2019 Exhibit 99.2

EVERYONE GETS HOME SAFE Health, Safety and Environment are recognized as an integral part of our business ▪ Process & practices based on conviction that ALL workplace incidents are preventable ▪ Promote active participation at all levels starting with focus on front line leadership ▪ Consistent recipient of awards validates approach but is not the driver of culture (1) 4.5 Exposure hours 3.9 4 Total Recordable 3.4 Injury Frequency 3.5 3.1 3 2.7 2.3 2.5 2.1 2 0.5 (millions) 1.6 1.5 1 0.5 0 2013 2014 2015 2016 2017 2018 Q3-2019 2012 2013 2014 2015 2016 2017 2018 Q3-2019 LTM LTM The John T. Ryan The Award of Safety Safety Trophy; 2015 Excellence; 2015 The Award of Safety The Award of Safety Excellence; 2017 Excellence; 2018 1. Exposure hours are the total number of hours of employment including overtime and training but excluding leave, sickness and other absences 2

Q3 2019 – Business Highlights ▪ Consistent & unrelenting rain in July & August resulted in an estimated $20 million impact on Q3 revenue ▪ Operations performed exceptionally well in difficult operating conditions and margin results rebounded in September ▪ Significant working capital fluctuation in the quarter ($35m) based on timing of cash flows will reverse in Q4 ▪ Nuna Group of Companies had strongest quarter in their 26-year history and continues to build momentum with additional revenue & cost synergies in progress ▪ Integration of ultra-class trucks into fleet on schedule, 26 purchased and operational to date ▪ New component rebuild facility in Acheson to support equipment maintenance program nearing completion (below) ▪ With capital spending in place, invested capital now at $700 million represents a 2.3x increase from $300 million two years ago ▪ Current heavy equipment fleet has new replacement value of over $1.7 billion ▪ Growth & sustaining investments made to date providing clear line of sight to 2020 Free Cash Flow range of $70 to $100 million 3

EBITDA and Earnings per Share (millions of Canadian dollars, except per share amounts) Q3 2019 Q3 2018 Q3 2019 YTD Q3 2018 YTD Revenue $166 $85 $530 $279 Gross profit 18 11.0% 14 16.9% 71 13.5% 51 18.2% General & administrative expenses (1) 5 3.0% 6 7.3% 20 3.7% 18 6.3% Net income 8 1 29 13 Adjusted EBITDA $37 22.4% $19 22.5% $126 23.9% $73 26.3% Adjusted EPS $0.41 $0.19 $1.34 $0.81 Revenue in Q3 up 2.0x from prior year could have been much higher ▪ July & August consistently wet weather compressed Q3 revenue potential in the oil sands region ▪ Nuna achieved record top-line with our share being $25 million in the quarter Gross profit margin heavily impacted by operating conditions not indicative of margin expectations moving forward General & administrative platform continues to outperform ▪ Administrative spending of 3.0% is another quarterly low reflecting operating leverage & our disciplined approach Adjusted Earnings Per Share of $0.41 up 2.2x from prior year as gross profit challenges offset by SG&A discipline Q3 EPS driven by strong demand, disciplined G&A and tax rate reductions 1. Excludes stock based compensation 4

Cash Flow from Operations (millions of Canadian dollars, except per share amounts) Q3 2019 Q3 2018 Q3 2019 YTD Q3 2018 YTD Cash from operations prior to working capital $30) $18) $104) $69) Sustaining net capital additions ($22) ($4) ($100) ($34) Net changes in working capital (35) (10) (29) 4) Free Cash Flow ($25) - ) ($29) $30) Cash from operations of $30 million generated from Adjusted EBITDA ($37m) less cash interest paid ($6m) ▪ Cash paid in the quarter included initial full interest payment for $55 million convertible debentures issued in March Sustaining addition of $22 million trending downward for 2019 based on capital maintenance profile ▪ Additions primarily include capitalized maintenance spending and Nuna capital at mine sites in northern Canada Working capital change of $35 million impacted Free Cash Flow but AR & AP balances will reverse in Q4 ▪ Similar trend in Q3 2018 on smaller invested capital balances ▪ Accounts receivable up $19 million in the quarter on a strong September ▪ Accounts payable down $25 million on timing, employee settlements and early purchases in July & August Strong cash generation with Q3 2019 impacted by temporary working capital changes 5

Balance Sheet (millions of Canadian dollars, except per share amounts) September 30, 2019 December 31, 2018 December 31, 2017 Cash $12 $20 $8 Liquidity 103 127 115 Property, plant & equipment 598 528 279 Total assets 795 690 384 Senior debt (1) (2) $338 1.7x $322 2.9x $100 1.6x Net debt (1) (3) 441 2.2x 365 3.3x 131 2.1x 2.9x Total liquidity of $103 million as at September 30 Senior Debt Leverage (2) 2.2x ▪ Decrease in liquidity due to timing of working 1.9x 1.9x capital balances and expected to reverse in Q4 1.6x 1.7x 1.4x Total assets of $795M up 15% from year-end 1.1x ▪ Year to date investment of $36 million in strategic growth opportunities and positive net earnings of $29 million driving increase in invested capital 2013 2014 2015 2016 2017 2018 Q3-2019 Q3-2019 LTM LTM NTM Senior leverage ratio trending downward from peak in Q4 2018 1. Leverage ratio for 2019 on a next twelve month basis based on 2020 Outlook 3. Total debt less cash 2. As defined in the Company Credit Facility 6

Returns on Capital & Equity Return on Invested Capital – upward trend currently at 8.8% ▪ Current invested capital of $696 million represents increase of 2.0x from September 2018 ▪ Revenue, Adjusted EPS and EBITDA also all 2.0x or higher validating projections of Q4 2018 acquisitions 25.0%Return on Equity – 19.8% as at September 30, 2019 40.0% ▪ Projected Q4 net earnings expected to lead to +21% ROE by end of year 35.0% 20.0% 2019 Range30.0% 21% to 23% 15.0% 25.0% 19.8% 17.0% 20.0% 10.0% 2019 Range 15.0% 8.8% 9% to 10.5% 6.9% 10.0% 5.0% 5.4% 4.3% 1.9% 5.0% 0.8% 0.0% 0.0% Return on Invested Capital Return on Equity 2016 to 2018 2019-Q3 LTM 2019 range Positive trends from 2016 through 2019 in ROIC & ROE demonstrate strong underlying fundamentals 7

2019 Full Year & 2020 Outlook 2017 2018 2019 YTD 2019 Full Year _ 2020 Outlook _ KEY MEASURES Adjusted EBITDA 63 102 126) $170 – $180 $190 – $215 Adjusted Earnings Per Share $0.31 $0.99 $1.34) $1.65 – $1.85 $1.90 – $2.30 Sustaining capital spending 30 55 100) $115 – $120 $95 – $115 Free Cash Flow 19 61 (29) $20 – $40 $70 – $100 OTHER MEASURES Economic Growth capital spending 40x 46x 36x $40 – $45 assessment Leverage ratios (2) Senior debt (3) 1.6x 2.9x 1.7x 1.3x – 1.6x 1.0x – 1.2x Net debt 2.1x 3.3x 2.2x 1.8x – 2.1x 1.5x – 1.7x Share purchases NCIB 15x 10x nilx nil – $5 nil – $25 Trust account (4) 3x 1x 2x $3 – $4 nil – $4 Long-term strategic investments in 2019 establish strong FCF outlook for 2020 1. Figures in millions of Canadian dollars unless otherwise noted 3. As defined in the Credit Facility 2. 2019 & 2020 leverage ratios provided on next twelve month basis based on 2020 Outlook 4. Excludes cash required to settle tax obligations 8

2020 Free Cash Flow Outlook $90 $2 $15 $6 $80 $5 $70 $5 $12 $60 $20 $50 $40 $30 $20 to $20 $40 $10 One-time capital Q3 2019 wet One-time Higher Higher Lower Lower - weather payment revenue sustaining rental & components 2019 FCF Fleet acquired in - - (~$50M) capital subcontractor costs 2020 FCF Range Q4-2018 Impact on Director - on larger costs - Range EBITDA retirement in Impact on fleet - Impact on mid-2019 EBITDA Impact on EBITDA EBITDA Impact of one-time Impact of 2019 growth & 2019 events sustaining capital spending With acquisitions integrated, clear line of sight to 2020 Free Cash Flow and debt reduction 1. Figures in millions of Canadian dollars 9

Enterprise Value & Trading Multiples $825 $850 Enterprise Value (1) $669 $650 $510 $450 $338 $282 $253 $234 $250 $158 $50 2012 2013 2014 2015 2016 2017 2018 Q3-2019 ($150) Net debt Market capitalization EPS Price Multiple (2) EBIDTA EV Multiple (2) 6.0x 20.0x 15.0x 4.5x 10.0x 3.7x 7.0x 5.0x 3.0x Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Sep-17 Mar-18 Sep-18 Mar-19 Sep-19 Trading multiples almost inversely related to strong operational performance 1. As at September 30, 2019, values provided in millions 2. Based on analyst 2020 consensus as at September 30, 2019 10

Shareholder Friendly Activity NCIB Purchase Track Record ▪ 11 million shares purchased at cost of ~$5.00 per share; represents 98% of limit & 31% of shares available in 2013 Long Term Incentive Hedging Plan ▪ 4 million shares purchased by the Company into the trust since 2013 has avoided over 15% dilution ▪ Trustee currently holds 1.7 million shares to settle long-term incentive plans 3,000 Normal Course Issuer Bid Track Record 2,500 Shares approved (000's) 2,000 Shares purchased 1,500 1,000 500 - NYSE NYSE TSX NYSE TSX TSX TSX NYSE/TSX October 2013 December 2014 August 2015 March 2016 August 2016 April 2017 June 2017 August 2017 Month of NCIB Announcement Shareholder friendly actions have safeguarded share count at 26 million outstanding 11

Appendix

Company Overview

NORTH AMERICAN
CONSTRUCTION GROUP

- Premier provider of mining services and heavy construction in western Canada with over 65 years in business
- 49% interest in Nuna Group of Companies, the premier mining contractor in northern Canada for more than 25 years
- Mobile fleet of over 750 heavy assets provides operational flexibility and is backed by extensive support fleet
- **TSX and NYSE listings: "NOA"**
  - Share price: $14.21 (1)
  - 52-week low/high: $10.64/$18.36 (1)
  - Market capitalization: $365.8million (1) (2)
  - Shares outstanding: 25.7 million (1) (2)
  - Dividend of $0.04 per share paid quarterly
  - S&P Rating – 'B' | Positive outlook

From *concept & construction* to *operations & closure*, our experienced teams provide safe, cost-effective solutions in challenging environments

Mining Services



681



Heavy Construction

1. Toronto Stock Exchange, close of business October 25, 2019
2. Based on common public shares (excludes 1.7 million shares held in treasury)

13

Long Term Oil Sands Contracts ▪ Long-term contracts in place at major oil sands sites with run-of-mine projections averaging 30+ years of remaining life ▪ Major barriers to entry given up-front capital required to assemble and deploy a fleet of heavy equipment on site ▪ Historical production from commissioned sites has been unwavering and this trend is expected to continue ▪ Fort Hills Mine operating at full nameplate capacity. All mines in the region operating at steady state Owner Contract (1) 2000 2010 2020 2030 2040 2050 2060 Base Mine – Suncor Energy Contract term Millenium & North MUA BM 2023 2040 Services Inc. with term Expected mine life Steepbank Fort Hills Mine Fort Hills Energy LP (2) MUC FH 2023 2059 with term Mildred Lake & Syncrude Canada (3) MSA ML 2021 2046 Aurora mines with term Kearl Mine Imperial Oil Limited MSA KM 2022 2060 Canadian Natural Horizon Mine MSA HM 2020 2055 Resources Limited Contractual backlog provides committed revenue of $1.3 billion through 2023 1. MUA – Multiple Use Agreement; MUC – Multiple Use Contract; MSA – Multiple Service Agreement. ‘With term’ reflects term commitments qualifying for contractual backlog 2. Fort Hills Energy LP consists of Suncor Energy Inc. (54%), Total S.A. (25%), Teck Resources (21%) 14 3. Joint Venture consists of Suncor Energy Inc.; Imperial Oil Resources Limited; CNOOC Oil Sands Canada; and Sinopec Oil Sands Partnership.

Heavy Equipment Fleet ▪ Over 750 heavy equipment assets provide operational flexibility ▪ Fleet count now includes Nuna equipment (126 assets) ▪ Step change in Q4 2018 with purchase of over 300 units ▪ 18 Caterpillar 797B trucks to be delivered in 2019 ▪ New replacement value of heavy equipment fleet calculated at $1,713 million ▪ Availability restraints of used equipment requires new equipment values ▪ Excludes the significant cost of infrastructure and support equipment Fleet Count History Indicative Operating Hours 850 763 Art. Rigid frame trucks 267 750 9% Loading units Articulated trucks 53 650 25% Loading units 218 550 475 Rigid frame trucks Dozers 133 450 Dozers 40% 21% Graders 48 350 363 Specialty & other 44 250 2014 2015 2016 2017 2018 2019 Owned fleet 763 Current new replacement value of over $1.7 billion provides significant barrier to entry 15

Nuna Group of Companies ▪ Nuna Group of Companies is the premier mining contractor in northern Canada ▪ Formed in 1993, Nuna is the established incumbent contractor on the mine sites in Nunavut and the Northwest Territories ▪ Q3 2019 represented strongest quarter of activity on record with momentum continuing to build ▪ Proudly Inuit-owned, Nuna is poised & accredited to benefit from continued mine development in remote locations, including northern Saskatchewan and Ontario ▪ Over 40% of workforce is Indigenous with joint venture structures in place designed to support local communities 16

Forward-Looking Statements The information provided in this presentation contains forward-looking statements and information which reflect the current view of North American Construction Group Ltd. (the “Company”) with respect to future events and financial performance, including the Company’s expectation of making growth investments of $40 to $45 million in 2019, its expectation to achieve in excess of 20% ROE by the end of 2019 and the financial outlook information related to 2019 and to 2020. Such forward-looking statements represent the Company’s views only as of the date of such statements. Forward-looking statements are based on management’s plans, estimates, projections, beliefs and opinions as at the date of this presentation, and the assumptions related to those plans, estimates, projections, beliefs and opinions may change; therefore, they are presented for the purpose of assisting the Company’s security holders in understanding management’s views at such time regarding those future outcomes and may not be appropriate for other purposes. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company does not undertake to update any forward-looking statements, except to the extent required by applicable securities laws. Actual results could differ materially from those contemplated by the forward-looking statements in this presentation as a result of any number of factors and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from those in the forward-looking statements include success of business development efforts, changes in prices of oil, gas and other commodities, availability of government infrastructure spending, availability of a skilled labour force, general economic conditions, weather conditions, performance and strategic decisions of our customers, access to equipment, changes in laws and ability to execute work. For more complete information about us and the material factors and assumptions underlying our forward-looking statements you should read the most recent disclosure documents posted on our website www.nacg.ca or filed with the SEC and the CSA. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.